

May 1, 2015

Clifton Rutledge
Chief Executive Officer
Bojangles', Inc.
9432 Southern Pine Boulevard
Charlotte, NC 28273

> **Re: Bojangles', Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 27, 2015**
> **File No. 333-203268**

Dear Mr. Rutledge:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2015 letter.

Risk Factors, page 18

Our organizational documents designate the Court of Chancery, page 40

1. Please tell us the basis for the statement that "[a]ny person or entity purchasing or otherwise acquiring any interest in shares of [y]our capital stock shall be deemed to have notice of and consented to the provisions of [y]our certificate of incorporation described above." We also note that the Exclusive Jurisdiction provision is found in your Form of Amended and Restated Bylaws, not your certificate of incorporation. In this regard, Section 8.7 of your bylaws does not have such a notice and consent provision.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Barry M. Abelson
        Pepper Hamilton LLP